Exhibit 4.98

Execution Copy

SHARE PURCHASE AGREEMENT

BETWEEN

HUTCHISON CALL CENTRE HOLDINGS LIMITED

AND

CGP INVESTMENTS (HOLDINGS) LIMITED

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) dated as of 27th day of January, 2006 between:

Hutchison Call Centre Holdings Limited (formerly known as Yockey Limited), a company incorporated under the laws of the British Virgin Islands and having its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, the British Virgin Islands (hereinafter referred to as “the Vendor”) of the FIRST PART;

AND

CGP Investments (Holdings) Limited, a company incorporated under the laws of the Cayman Islands and having its registered office at P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, the Cayman Islands (hereinafter referred to as “the Purchaser”) of the SECOND PART

(The Vendor and the Purchaser are hereinafter collectively referred to as the “Parties”, and severally as the “Party”)

WHEREAS:

A.	Hutchison Tele-Services (India) Holdings Limited (the “Company”) is a private company incorporated under the laws of Mauritius and is validly existing, particulars of which are set out in Part A of Schedule 1 hereto.

B.	The Vendor is the registered and beneficial owner of the entire issued share capital of the Company.

C.	The Company is and will on Completion (as hereinafter defined) be the beneficial owner of the entire issued share capital of 3 Global Services Private Limited (“3GS”, together with the Company, the “Group Companies” and each a “Group Company”), particulars of which are set out in Part B of Schedule 1 hereto.

D.	The Vendor desires to sell all the issued shares it holds in the paid up share capital of the Company, being 2 shares of US$1.00 each representing the entire issued share capital of the Company (the “Sale Shares”) and the Purchaser wishes to purchase the Sale Shares from the Vendor.

NOW THEREFORE, IT IS HEREBY AGREED between the Parties as follows:

1.	DEFINITIONS AND INTERPRETATION.

1.1	Definitions

In this Agreement, the following words and expressions shall, except where the context otherwise requires, have the following meanings:

“3 Australia” means Hutchison 3G Australia Pty Ltd;

“3GS” shall have the meaning ascribed to it in Recital (C) hereof;

“3GS Shares” means 49,492 shares of Rs.10.00 each representing the entire issued share capital of 3GS;

“3 UK” means Hutchison 3G UK Ltd;

“Audited Accounts” means the audited accounts for the year ended 31 December 2004 of each of the Company and 3GS, copies of which have been supplied by the Vendor to the Purchaser prior to the signing of this Agreement;

“Accounts Date” means 31 December 2005;

“Business Day” means a day that is not a Saturday, Sunday or public holiday in Hong Kong;

“Call Centre Contracts” means, collectively, the managed services for contact centre services agreement between 3 UK and the Vendor duly executed by 3 UK and the managed services for contact centre services agreement between 3 Australia and the Vendor, duly executed by 3 Australia in the form supplied by the Vendor to the Purchaser prior to the signing of this Agreement;

“Call Centre Consent Letter” means, collectively, a letter from the Vendor to 3 UK in substantially the form set out in Schedule 5 and a letter from the Vendor to 3 Australia in substantially the form set out in Schedule 5 (substituting references to 3 UK with 3 Australia), each countersigned by an authorised representative of 3 UK and 3 Australia respectively;

“Company” shall have the meaning ascribed to it in Recital (A);

“Completion” means the completion of the matters provided for in Clause 4;

“Completion Date” means 10 February 2006, or such other date as agreed by the Parties;

“Disclosure Letter” means the letter of even date herewith from the Vendor to the Purchaser in respect of the Warranties;

“Group Company” or “Group Companies” shall have the meaning ascribed to such expression in Recital (C) hereof;

“Management Accounts” means the management accounts for the twelve months ended on the Accounts Date of each of the Company and 3GS, copies of which have been supplied by the Vendor to the Purchaser prior to the signing of this Agreement;

“Option Shares” means the shares representing the entire issued share capital of the Company as at the date of the issue of an Option Notice (as defined in paragraph 2.2 of Schedule 4);

“Listing Rules” means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Purchase Price” shall have the meaning set forth in Clause 2.1;

“Rs.” or “INR” means Indian Rupees, the lawful currency of India;

“Sale Shares” shall have the meaning ascribed to such expression in Recital (D) hereof;

“tax” or “taxation” means and includes all forms of taxation and statutory, governmental, supra-government, state, principal, local governmental or municipal impositions, duties, contributions and levies, in each case whether of Mauritius, India or elsewhere, whenever imposed and all penalties, charges, costs and interest relating thereto and, without limitation, all employment taxes and any deductions or withholdings of any sort (where applicable);

“Vendor Call Centre Contracts” means, collectively, the managed services for contact centre services agreement between the Vendor and 3GS in respect of services to 3 UK and the side letters in relation thereto and the managed services for contact centre services agreement between the Vendor and 3GS in respect of services to 3 Australia and the side letters in relation thereto, substantially in the form supplied by the Vendor to the Purchaser prior to the signing of this Agreement;

“Warranties” means all the warranties, representations, undertakings and indemnities given by the Vendor under Clause 5 and Schedule 3 and “Warranty” shall be construed accordingly; and

“US$” means United States dollars, the lawful currency of the United States of America.

1.2	Interpretation

In this Agreement, unless the context otherwise requires:

(a)	words denoting the singular shall include the plural and vice versa;

(b)	words denoting a person shall include an individual, corporation, company, partnership, trust or other entity;

(c)	heading and bold typeface are only for convenience and shall be ignored for the purposes of interpretation;

(d)	references to the word “include” or “including” shall be construed without limitation;

(e)	references to this Agreement or to any other agreement, deed or other instrument shall be construed as a reference to such agreement, deed or other instrument as the same may from time to time be amended, varied or supplemented;

(f)	a reference to any party to this Agreement or any other agreement or deed or other instrument shall include its successors or permitted assigns; and

(g)	a reference to a clause, paragraph, recital or schedule is, unless indicated to the contrary, a reference to a clause, paragraph or recital of or schedule to this Agreement.

2.	SALE AND PURCHASE OF THE SALE SHARES

2.1	Subject to the terms and conditions set forth in this Agreement, the Vendor hereby agrees to sell, and the Purchaser hereby agrees to purchase, the Sale Shares free and clear of any liens, encumbrances, equities, claims, pre-emptive rights, restrictions or any charge of any nature whatsoever and together with all rights attached or accrued thereto as at Completion, at the price set out in Schedule 2 to this Agreement (“Purchase Price”). The Purchaser shall pay the Purchase Price to the Vendor as consideration for the purchase of the Sale Shares on the Completion Date.

2.2	The payment of the Purchase Price shall be effected by the Purchaser by telegraphic transfer of funds to such bank account as specified by the Vendor in writing to the Purchaser no less than 2 Business Days prior to the Completion Date or by banker’s draft or by such other means as may be agreed by the Parties.

3.	CONDITIONS PRECEDENT TO COMPLETION

3.1	The obligation of the Purchaser to purchase the Sale Shares in the manner set forth in Clause 2 above shall be subject to the fulfilment (or, where permissible, waiver in writing by the Purchaser, as the case may be) of the following conditions precedent:

(a)	nothing shall have occurred which would render (or have the effect of rendering) any of the Warranties untrue in any material respect;

(b)	provision by the Vendor of certified extracts of resolutions authorising it to enter into this Agreement and sign and do all necessary acts incidental thereto; and

(c)	due execution by the Vendor of each of the Call Centre Contracts.

3.2	The obligation of the Vendor to sell the Sale Shares in the manner set forth in Clause 2 above shall be subject to the fulfilment (or, where permissible, waiver in writing by the Vendor, as the case may be) of the following conditions precedent:

(a)	nothing shall have occurred which would render (or have the effect of rendering) any of the warranties given by the Purchaser under Clause 5.6 untrue in any material respect; and

(b)	provision by the Purchaser of certified extracts of resolutions authorising it to enter into this Agreement and sign and do all necessary acts incidental thereto.

3.3	The Vendor shall use all reasonable endeavours to procure, (so far as it lies within its power) that the conditions precedent set forth in Clause 3.1 are satisfied and the Purchaser shall use all reasonable endeavours to procure, (so far as it lies within its power) that the conditions precedent set forth in Clause 3.2 are satisfied.

4.	COMPLETION OF THE SALE AND PURCHASE

4.1	Subject to the fulfilment and/or waiver of the conditions precedent as contained in Clauses 3.1 and 3.2, Completion shall take place on the Completion Date. At Completion, the following shall take place:-

A.	Obligations of the Vendor

The Vendor shall deliver and/or cause to be delivered to the Purchaser (or to such person or place as the Purchaser may designate) the following documents :-

(a)	(i) copy of a duly executed and valid instrument of transfer in favour of the Purchaser of the Sale Shares, (ii) copy(ies) of the share certificate(s) in respect of the Sale Shares in the name of the Vendor, (iii) copy of the new share certificate issued in the name of the Purchaser in respect of the Sale Shares duly issued by the Company, (iv) the original share certificate(s) in respect of the 3GS Shares in the name of each of the Company, Rajesh Begur and Aliff Fazelbhoy; and (v) an undated transfer in respect of one 3GS Share duly executed by Rajesh Begur and an undated transfer in respect of one 3GS Share duly executed by Aliff Fazelbhoy;

(b)	an undertaking from the Vendor to send to the Purchaser within 10 days from the Completion Date the original new share certificate issued in the name of the Purchaser in respect of the Sale Shares duly issued by the Company;

(c)	the Certificates of Incorporation, business licences, statutory books, minutes books, transfer books, common seals, company chops, accounts books (where applicable) of each of the Group Companies and all other documents and papers in connection with its affairs and all documents of title to the assets of each of the Group Companies which are in the possession of the Vendor;

(d)	copies, certified as true copies by a director or the company secretary of the Company, of the board minutes of the Company, approving (i) the transfer of the Sale Shares to the Purchaser, (ii) the entry of the name of the Purchaser in the Company’s Register of Members, and (iii) (where applicable) the appointment of such new directors and/or company secretary as the Purchaser may designate by giving at least 3 Business Days written notice prior to the Completion Date with effect from Completion;

(e)	the Vendor Call Centre Contracts duly executed by the Vendor and the Call Centre Consent Letters duly executed by the Vendor, 3 UK and 3 Australia; and

(f)	resignation of such directors and/or company secretary of each of the Company and/or 3GS as the Purchaser may request by giving at least 3 Business Days written notice prior to the Completion Date confirming that he/she has no claim whatsoever against the Company and/or 3GS (as applicable) whatsoever for loss of office or otherwise.

B.	Obligations of the Purchaser

Subject to and upon completion of the steps set out in Clause 4.1A, the Purchaser shall:

(a)	pay the Vendor the Purchase Price in the manner as set out in Clause 2.2; and

(b)	confirm that the information contained in such of the documents as the Vendor may reasonably request at least 3 Business Days prior to the Completion Date for effecting the transfer of the Sale Shares contemplated hereunder remains accurate and complete.

4.2	If the obligations of the Vendor under Clause 4.1A are not complied with on the Completion Date, the Purchaser may:

(a)	defer Completion (so that the provision of this Clause 4 shall apply to Completion as so deferred); or

(b)	proceed to Completion as far as practicable (without limiting its rights under this Agreement); or

(c)	treat this Agreement as terminated for a breach of a condition, without prejudice to any rights it may have in respect hereof.

5.	REPRESENTATIONS AND WARRANTIES

5.1	Subject to the limitations in Clause 6 and anything disclosed against a specified Warranty in the Disclosure Letter, the Vendor warrants and represents to the Purchaser that as at the date of this Agreement the Warranties are true, complete and accurate and not misleading.

5.2	Subject to the limitations in Clause 6, the Vendor shall procure and warrants and represents to the Purchaser that the Warranties will be true and accurate at Completion by reference to the facts and circumstances then subsisting and, for this purpose, the Warranties shall be deemed to be repeated at Completion as if any express or implied reference in the Warranties to the date of this Agreement was replaced by a reference to the Completion Date.

5.3	Where any of the Warranties is qualified by the expression “so far as the Vendor is aware” or any similar expression, that Warranty shall be deemed to include an additional statement that it has been made after due, diligent and careful enquiry by the Vendor and that the Vendor has used its reasonable endeavours to ensure that all information given in the Warranty is true, complete and accurate in all material respects.

5.4	The Vendor shall immediately disclose or cause to be disclosed to the Purchaser any matter or thing which arises or of which it becomes aware after entering into this Agreement which is materially inconsistent with or a material breach of any of the Warranties or which will or may be a material breach of any Warranty when the Warranties are repeated at Completion or which might render any of the Warranties materially misleading or would be material to a purchaser for value of the Sale Shares.

5.5	Each Party represents and warrants to each of the other Parties that:

(a)	it is duly incorporated under the laws of, in the case of the Vendor, the British Virgin Islands, and in the case of the Purchaser, the Cayman Islands;

(b)	it has the power to enter into and to exercise its rights and to perform its obligations under this Agreement;

(c)	it has taken all necessary action to authorise the execution of and, on or prior to Completion, the performance of its obligations under this Agreement;

(d)	the obligations expressed to be assumed by it under this Agreement are legal, valid, binding and enforceable;

(e)	neither execution nor performance of this Agreement will contravene any provision of any existing law, treaty or regulation, its articles of association or other constituent documents, or any obligation (contractual or otherwise) which is binding upon it, or upon any of its assets;

(f)	save and except for such compliance requirements applicable to the holding company of the Purchaser under the Listing Rules, no consents, licences, approvals or authorisations of, exemptions by or registrations or notifications with or declarations by, any governmental or other authority in any jurisdiction are required by it with respect to the execution or performance of this Agreement; and

(g)	neither its execution nor its performance of this Agreement will result in the creation of, or oblige it to create or permit to subsist, an encumbrance over any of its present or future assets or revenues.

6.	LIMITATIONS ON LIABILITY

6.1	Notwithstanding any contrary provision contained in this Agreement but subject however to Clause 6.2, the Vendor shall have no liability in respect of any individual claim and/or matter unless the amount of the liability of the Vendor in respect of the individual claim and/or matter exceeds US$200,000 or unless the aggregate amount of the liability of the Vendor in respect of all various individual claims and/or matters exceed US$1,000,000.

6.2	The aggregate liability of the Vendor under this Agreement in respect of claims for breach of Warranties under Clause 5 shall not in any event exceed the Purchase Price.

6.3	The Vendor shall not be liable for any claim (other than taxation claim as referred to in Clause 6.4) unless the Purchaser gives to the Vendor written notice containing a summary of the nature of such claim, as far as is known to the Purchaser, on or before the date being 12 months from Completion.

6.4	The Vendor shall not be liable for any taxation claim unless the Purchaser gives written notice containing a summary of the nature of such taxation claim, as far as and to the extent it is known to the Purchaser, to the Vendor on or before the date being five (5) years from Completion.

7.	PUT AND CALL OPTIONS

The Vendor hereby agrees to grant, on Completion, to the Purchaser a put option to sell, and the Purchaser hereby agrees to grant, on Completion, the Vendor a call option to purchase, all (but not part only) the Option Shares in the manner as specified in Schedule 4.

8.	TRANSFER OF SHARES

During the period from the Completion Date to the expiry of the Option Exercise Period (as defined in paragraph 2.1 of Schedule 4), the Purchaser agrees not to sell, transfer or otherwise dispose of, or create any encumbrances over, any shares in any of the Group Companies without the prior consent of the Vendor.

9.	MISCELLANEOUS

9.1	Notices

(a)	All notices or other communications to be given under this Agreement, shall be in writing and shall either be personally delivered or sent by registered post, courier, telex or facsimile transmission and shall be addressed for the attention of the persons addressed below:

If to the Purchaser:

Address: 20/F Hutchison Telecom Tower

               99 Cheung Fai Road, Tsing Yi, Kowloon, Hong Kong

Fax: (852) 2128 3112

Attention: Group Senior Legal Counsel

If to the Vendor:

Address: c/o 20/F, Hutchison House

               10 Harcourt Road, Central. Hong Kong

Fax: (852) 2128 1778

Attention: The Company Secretary

(b)	Any Party may, by notice, change the address to which such notices and communication are to be delivered or transmitted.

(c)	A notice shall be deemed to have been served as follows:

(i)	if personally delivered, at the time of delivery;

(ii)	if sent by registered post or courier, at the time of delivery thereof to the person receiving the same; or

(iii)	if sent by facsimile transmission, in the absence of any indication that the facsimile transmission was distorted or garbled, at the time of production of a transmission report by the machine from which the facsimile was sent, which indicates that the facsimile was sent in its entirety to the facsimile number of the recipient notified for the purposes of this Clause 9.1.

9.2	No Waiver

No waiver of any provision of this Agreement, nor consent to any departure from it by any Party, is effective unless it is in writing. A waiver or consent will be effective only for the purpose for which it was given. No default of delay on the part of any Party, in exercising any rights, powers or privileges operates as a waiver of any right, nor does a single or partial exercise of a right preclude any exercise of other rights, powers or privileges. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

9.3	Amendment

No amendment, variation, alteration or modification of this Agreement shall be effective, unless made in writing and signed by all the Parties to this Agreement.

9.4	Assignability

Neither Party shall assign or transfer or purport to assign or transfer any of its rights or obligations under this Agreement, without the prior written consent of the other Party.

9.5	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Hong Kong Special Administrative Region of The People’s Republic of China (“Hong Kong”) and the Parties hereby submit to the non-exclusive jurisdiction of the courts of Hong Kong.

9.6.	Process Agent

(a)	The Vendor hereby appoints Hutchison Whampoa Agents Limited, the address of which on the date hereof is 22/F, Hutchison House, 10 Harcourt Road, Central, Hong Kong for the purpose of acceptance of service of process on its behalf and as its agent to accept service of process on its behalf in relation to any proceedings before the courts of Hong Kong in connection with this Agreement.

(b)	The Purchaser hereby appoints Hutchison Telecommunications International Limited, the address of which on the date hereof is 20/F Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong for the purpose of acceptance of service of process on its behalf and as its agent to accept service of process on its behalf in relation to any proceedings before the courts of Hong Kong in connection with this Agreement.

9.7	Severability

If any provision of this Agreement or any part thereof is declared or held to be invalid, illegal or unenforceable in any respect under applicable law, such invalidity, illegality or unenforceability shall not invalidate this entire Agreement. In that case, this Agreement shall be construed, so as to limit any term or provision, so as to make it enforceable or valid within the requirements of applicable law, and, in the event that such term or provision cannot be so limited, this Agreement shall be construed to omit such invalid, illegal or unenforceable provision.

9.8	No Third Party Beneficiary

Nothing expressed or mentioned in this Agreement is intended or will be construed to give any person other than the Parties and their permitted assigns and successors, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provisions contained in it.

9.9	Counterparts

This Agreement is executed in counterparts, by each of the Parties, and each of the counterparts shall, constitute an original, but all of them shall constitute only one document.

IN WITNESS WHEREOF, the parties have entered into this Agreement, the day and year first above written.

HUTCHISON CALL CENTRE HOLDINGS LIMITED

By:
Name:
Title:

CGP INVESTMENTS (HOLDINGS) LIMITED

By:
Name:
Title:

SCHEDULE 1

Details of the Group Companies

Part A

HUTCHISON TELE-SERVICES (INDIA) HOLDINGS LIMITED

Company number:	42705 C1/GBL

Date of incorporation:	14 August 2002

Place of incorporation:	Mauritius

Registered office:	Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius

Authorised share capital:	US$10,000,000 divided into 10,000,000 shares of US$1.00 each

Issued share capital:	US$2.00 divided into 2 shares of US$1.00 each

Present directors:	Frank John SIXT Edith SHIH Cheng Khoong, Robin SNG Christian Nicolas Roger SALBAING Ashraf RAMTOOLA Sandra HEW KHEE

Present secretary:	International Management (Mauritius) Limited

Present shareholder:	Hutchison Call Centre Holdings Limited holding 2 shares (100%)

Part B

3 GLOBAL SERVICES PRIVATE LIMITED

Company number:	11-118934

Date of incorporation:	16 March 1999

Place of incorporation:	India

Registered office:	Spectrum Towers, Mindspace Complex, Off Link Road, Malad (West) Mumbai 400 064, India

Authorised share capital:	Rs.5,000,000 divided into 500,000 shares of Rs.10.00 each

Issued share capital:	Rs.494,920 divided into 49492 shares of Rs.10.00 each

Present directors:	CHOW WOO Mo Fong, Susan Edith SHIH Harit Nagpal

Present secretary:	Durgesh PALIWAL

Present shareholder:	Hutchison Tele-Services (India) Holdings Limited holding 49,490 shares (99.996%) Rajesh N. BEGUR (as nominee) holding 1 share (0.002%) Aliff S. FAZELBHOY (as nominee) holding 1 share (0.002%)

SCHEDULE 2

Purchase Price

(in accordance with Clause 2.1)

US$14,174,881 (United States Dollars Fourteen Million One Hundred and Seventy Four Thousand Eight Hundred and Eighty-One)

SCHEDULE 3

Warranties

1.	Company Information

1.1	As at the date of this Agreement, the information in Schedule 1 is true, complete and accurate and the Vendor is the owner of the Sale Shares and the Company is the beneficial owner of the 3GS Shares free from any claim, option, charge, lien, equity, encumbrance, right of preemption or third party right.

1.2	All of the issued shares in the capital of each of the Group Companies have been fully paid up.

1.3	No person has the right (whether exercisable now or in the future and whether contingent or not) to call for the allotment, conversion, issue, sale or transfer of any share or loan capital or any other security giving rise to a right over the capital of any of the Group Companies under any option or other agreement (including conversion rights and rights or pre-emption) and there are no claims, charges, mortgages, liens, equities or encumbrances of any nature on the shares of any of the Group Companies or any unissued capital of any of the Group Companies.

2.	Audited Accounts and Management Accounts

2.1	The Audited Accounts have been duly prepared and audited in accordance with the relevant laws on a recognised and consistent basis in accordance with International Financial Reporting Standards (in the case of Audited Accounts of the Company) or generally accepted accounting principles, standards and practices applied in India (in the case of Audited Accounts of 3GS) so as to give a true and fair view of the state of affairs of the relevant Group Company as at the date to which the relevant Audited Accounts were made and have been prepared on the same basis and :-

(i)	the Audited Accounts are accurate in all material respects and have made adequate and appropriate provision for any bad or doubtful debts and for all established liabilities and have made appropriate provision for (or contain a note in accordance with International Financial Reporting Standards (in the case of Audited Accounts of the Company) or generally accepted accounting principles, standards and practices applied in India (in the case of Audited Accounts of 3GS)) all deferred or contingent material liabilities, whether liquidated or unliquidated at the respective dates thereof and all liabilities in respect of employees of the Group Companies (including without limitation, pension contributions, bonuses and salaries) have been properly and accurately recorded on the balance sheet of the Group Companies;

(ii)	depreciation of fixed assets has been made at rates sufficient to write down the value of such assets to a nominal value not later than the end of their estimated useful lives;

(iii)	the profits and losses shown by the Audited Accounts and the trend of profits thereby shown have not in any material respect been affected by any unusual or exceptional item; and

(iv)	none of the Group Companies have any off balance sheet commitments or contingencies.

2.2	The Management Accounts fairly present the state of affairs and financial and trading position of the Group Companies and of their respective assets and liabilities, capital and reserves of the respective Group Companies as at 31 December 2005 and each Group Company’s results for the financial period ended on that date.

3.	Properties

In relation to such properties in respect of which 3GS’ interest are under leases, so far as the Vendor is aware:

(i)	3GS has complied with material terms of the lease and there is no outstanding material breach of such leases based on which the owners may terminate the same; and

(ii)	no notices have been served on 3GS under such leases.

4.	Other Assets

Other than its interest in 3GS, the Company has no interests in any other company, partnership or business. So far as the Vendor is aware, 3GS has no material interests in any company, partnership or business.

5.	Intellectual Property Rights

So far as the Vendor is aware, no activity of the Group Companies infringes any patent, patent application, know-how, trade mark, trade mark application, trade name, registered design, copyright or other similar intellectual property right of any third party and no claim has been made against any of the Group Companies in respect of such infringement.

6.	Employees

6.1	The Company has no employees.

6.2	So far as the Vendor is aware, 3GS has in relation to each of its employees complied with all material obligations imposed on it by all applicable legislation, regulations or codes of conduct and practices and has maintained current, adequate and proper records regarding the service of each of such employees.

6.3	So far as the Vendor is aware, there is no existing or threatened or pending industrial dispute between 3GS and any of its employees.

6.4	There are no share option or share incentive or similar schemes for any employees of either of the Group Companies.

7.	Litigation

So far as the Vendor is aware, neither of the Group Companies is engaged whether as plaintiff or defendant or otherwise in any claim, legal action, proceeding, suit, litigation, prosecution, investigation, complaint, grievance, proceeding, enquiry, arbitration or administrative or criminal proceedings or any proceedings before any tribunal or government body including any appeals or similar applications for review and no such matter is pending or, is threatened by or against any person against or by either of the Group Companies.

8.	Commercial Matters

8.1	So far as the Vendor is aware, each of the Group Companies has at all times carried on business, conducted its affairs and owned, leased or otherwise held its properties and assets (as the case may be) in all material respects in accordance with its constitutional documents, business licence and/or any applicable laws, regulation, legislation, decree or order applicable to it for the time being in force and any other documents to which it is or has been a party.

8.2	So far as the Vendor is aware, none of the Group Companies has entered into any material contracts.

8.3	No indebtedness or guarantee of any liability of either of the Group Companies exceeding US$100,000 has been demanded or has become payable before its due date by reason of default by any of such Group Companies or any other person and, so far as the Vendor is aware, no circumstance has arisen such that any person is now entitled to require payment of any such indebtedness or guarantee of any such liability of either of the Group Companies by reason of default by either of such Group Companies or any other person.

9.	Insurances

So far as the Vendor is aware, there are existing valid policies of insurance against liabilities, risks and losses against which it is in accordance with local industry standards to insure in respect of property, machinery or equipment owned or used by and all businesses carried on by 3GS, including (without prejudice to the generality of the foregoing) liabilities arising out of or in connection with the employment of employees by 3GS, and nothing has been done or has been omitted to be done whereby any of the said policies has or may become void or are likely to be avoided.

10.	Taxation

10.1	Save and except as disclosed in the Disclosure Letter, the Group Companies have paid all taxes, duties and levies as the same become due and payable and neither of them is or is likely to be subject to any tax disputes.

10.2	Save and except as disclosed in the Disclosure Letter, neither of the Group Companies has outstanding liability for tax of any kind which has not been adequately provided for in the Accounts and all taxation up to and including the Completion Date will either be duly paid by the relevant Group Company or adequately provided for in the Accounts.

11.	Call Centre Contracts

11.1	Each of the Call Centre Contracts provided to the Purchaser is true, complete and up to date copy of such contract.

11.2	Upon counter-signatures by the Vendor, the Call Centre Contracts will be valid, subsisting, binding and enforceable by the Vendor in accordance with their terms and in no way void or, so far as the Vendor is aware, voidable and will not be terminated or prejudicially affected as a result of the transfer of the Sale Shares and as at Completion, the terms, covenants and conditions contained in Call Centre Contracts have been duly performed and observed.

11.3	As at Completion, no notice of default under any of the Call Centre Contracts has been served upon the Vendor by either 3 UK or 3 Australia (as applicable), whether with a view to ending such contracts or otherwise, none of the material provisions thereof has been repudiated by any party to a Call Centre Contract and no material dispute has arisen with any third parties as regards any obligations which the Vendor has contracted to perform (and the Vendor is not aware of any circumstances which might give rise to any such notices and/or disputes).

11.4	The Vendor Call Centre Contracts do not constitute or create any binding obligations or commitments of any nature whatsoever on the part of 3GS unless and until 3GS has agreed to the terms and conditions provided therein by counter-signing the same.

11.5	So far as the Vendor is aware, upon execution by 3GS of the Vendor Call Centre Contracts, the Vendor Call Centre Contracts shall be valid, subsisting, binding and enforceable by 3GS against 3 UK and 3 Australia respectively.

SCHEDULE 4

Put and Call Options

1.	Grant of Options

1.1	In consideration of the Vendor agreeing to grant to the Purchaser a put option (the “Put Option”) as specified in paragraph 1.2 below, with effect from Completion the Purchaser grants to the Vendor a call option (the “Call Option”, together with the “Put Option”, the “Options” and each an “Option”) to purchase all (but not part only) the Option Shares at the exercise price (the “Exercise Price”) as specified in paragraph 2 below and otherwise on the terms and conditions as provided for in paragraph 4 below.

1.2	In consideration of the Purchaser agreeing to grant to the Vendor the Call Option, with effect from Completion the Vendor grants to the Purchaser the Put Option to sell all (but not part only) the Option Shares at the Exercise Price on the terms and conditions as provided for in paragraph 4 below.

2.	Exercise of Option

2.1	Each Option may be exercised at any time during the period commencing on the date 3 years from the Completion Date and ending 5 years from the Completion Date (the “Option Exercise Period”).

2.2	An Option may be exercised by a Party by serving a written notice (the “Option Notice”) to the other Party during the Option Exercise Period.

2.3	If no Option Notice is served during the Option Exercise Period, the Options shall automatically lapse at 5 p.m. Hong Kong time on the last day of the Option Exercise Period.

3.	Exercise Price of Option

3.1	An Option shall be exercised at the Exercise Price as calculated in the following formula:-

A + B + C - D

A	=	the Purchase Price (representing the Purchaser’s acquisition cost of the Sale Shares pursuant to the terms of this Agreement)

B	=	Investment Cost (representing the cost of the Purchaser or its affiliates’ investment in the Group Companies, being the aggregate amount of all costs including, without limitation, capital contributions, assignable loans and any other costs and expenses paid to the Group Companies or incurred or otherwise expended by the Purchaser or its affiliates on behalf of the Purchaser or in connection with the businesses of the Group Companies (including, without limitation, the management costs and out-of-pocket expenses) from the Completion Date to the completion of exercise of Option in a manner consistent with the prior conduct of 3GS business or incurred with the prior written consent of the Vendor, which consent shall not be unreasonably withheld or delayed (the “Option Completion”)), but excluding the Purchase Price)

C	=	interest calculated on (i) the Purchase Price less any and all distributions by way of dividends or otherwise payable and paid by the Company to the Purchaser as shareholder during the period from the Completion Date to the Option Completion (the “Relevant Period”) and (ii) the Investment Cost during the period from the date of expenditure or incurrence of the relevant investment cost to the Option Completion, both at the rate of 1% per annum over USD 6 month-LIBOR (London Interbank Offer Rate) as quoted by The Hongkong and Shanghai Banking Corporation Limited for the offering of deposits in United States dollars compounded annually

D	=	all distributions by way of dividends or otherwise payable and paid by the Company to the Purchaser as shareholder during the Relevant Period

3.2	The Investment Cost for the purpose of paragraph 3.1 above shall be agreed by the Purchaser and the Vendor within 21 days after the date of the Option Notice or, failing agreement, shall be determined by independent auditors (the “Auditors”) chosen by agreement between the Purchaser and the Vendor within 28 days after the date of the Option Notice or, failing agreement, appointed by the President of the Hong Kong Society of Accountants at the request of either the Purchaser or the Vendor. The Auditors shall act for the Parties jointly.

3.3	If required to determine the Investment Cost, the Auditors shall notify the Parties of their determination within 30 days after their appointment. The fees of the Auditors shall be borne by the Purchaser and the Vendor equally.

3.4	The Auditors shall act as experts and not as arbitrators and their determination shall be final and binding on the Parties (in the absence of fraud or manifest error).

3.5	The Purchaser and the Vendor shall each provide the Auditors with all information which they reasonably require and the Auditors shall be entitled (to the extent they consider it appropriate) to base their opinion on such information and on the accounting and other records of the Group Companies.

3.6	The Auditors shall be granted reasonable access to all accounting records and other relevant documents, management and relevant personnel of the Group Companies, subject to any confidentiality obligations to which the Group Companies are subject.

4.	Sale and Purchase Agreement

Within 7 days after the determination of the Investment Cost, the Purchaser as vendor and the Vendor as purchaser shall enter into the Sale and Purchase Agreement upon and subject to the same covenants and conditions as are contained in this Agreement except for the following:-

(a)	Clauses 7 and 8 of this Agreement and this Schedule 4 shall not apply;

(b)	the Purchase Price payable by the Vendor as purchaser for the Sale Shares shall be calculated and determined in accordance with paragraph 3 above;

(c)	the Completion Date shall fall no later than the 90th day after the date of the Option Notice (or such later date as the Vendor and Purchaser may agree); and

(d)	in Clause 6.1, instead of the stated limits of US$200,000 and US$1,000,000, these limits shall be substituted by amounts equal to 1.4% and 7% of the Exercise Price.

Completion shall be subject to and conditional upon compliance with any applicable laws or regulations or requirements of any applicable stock exchange.

5.	Purchaser’s Right to Transfer Out

Notwithstanding any contrary provision contained herein or that an Option Notice has been issued, the Purchaser shall be entitled to acquire or cause to transfer to any third party, any options, subscription rights, pre-emptive rights or any other rights of a similar nature relating to or in connection with the securities of Hutchison Essar Limited or any person with a direct or indirect interest in Hutchison Essar Limited (“HEL Rights”) that are held, whether directly or indirectly, by the Group Companies or any of them. The Parties acknowledge and agree that calculation of the Exercise Price is based on the understanding and assumption that as at Option Completion the HEL Rights will not be held (directly or indirectly) by the Group Companies or any or them.

SCHEDULE 5

CALL CENTRE CONSENT LETTER

Hutchison Call Centre Holdings Limited

[address]

[Date]

[Hutchison 3G UK Limited (“3UK”)

Star House

20 Grenfell Road

Maidenhead

Berkshire, SL6 1EH

UK

For the Attention of: Mr. Eric Dinsey]

Dear Sirs

Managed Services Agreement for Contact Centre Services (the “3UK Agreement”) between 3UK and Hutchison Call Centre Holdings Limited (“HCCH”)

We refer to the 3 UK Agreement and, pursuant to Clause 15 of such Agreement, we hereby write to notify 3 UK that HCCH wishes to subcontract the provision of the Contact Centre and the supply of Services (as defined in the 3 UK Agreement) to 3 Global Services Private Limited (“GSPL”) and wishes to enter into a separate agreement with GSPL to this effect (the “GSPL Agreement”).

In accordance with the terms of the 3 UK Agreement and to provide the necessary information for the purposes of the terms of the GSPL Agreement:-

1.	The terms of the GSPL Agreement comply with the provisions of Clause 15 of the 3 UK Agreement, 3 UK shall be entitled and take the benefit of any rights and remedies conferred on HCCH pursuant to the GSPL Agreement or otherwise at law and 3 UK shall be able to enforce such right and remedies against GSPL;

2.	For the purposes of Clause 13.5 of the 3 UK Agreement, we understand that a separate agreement in the form set out in Schedule 2 to the 3 UK Agreement has already been entered into between 3 UK and GSPL;

3.	For the purposes of the Steering Committee referred to in Schedule 8 of the 3 UK Agreement, the same committee has been established under the GSPL Agreement and we hereby notify you that HCCH has nominated Messrs. Eric Dinsey, Andrew Moffat and John Vickerman as its First Representatives on the Steering Committee under the GSPL Agreement; and

4.	For the sake of completeness, for the purpose of Clause 26 of the 3 UK Agreement, we have also requested GSPL to send copies of all notices relating to the GSPL Agreement to 3 UK at the following address:-

Address: Hutchison 3G UK Limited, Star House, 20 Grenfell Road, Maidenhead,

Berkshire, SL6 1EH

Fax No: +44 1628 765 109

For the attention of: General Counsel

Kindly confirm your agreement to the subcontracting by HCCH of the provision of the Contact Centre and the supply of Services to GSPL pursuant to the GSPL Agreement by countersigning the enclosed duplicate and returning it to us.

Yours faithfully

Signed on behalf of
Hutchison Call Centre Holdings Limited

Agreed and Accepted for and on behalf of
Hutchison 3G UK Limited

By
By
Date

c.c. 3 Global Services Private Limited